AFC Building Technologies Inc.
101 ½ Mary Street West
Whitby, ON L1N 2R4

January 4, 2018

VIA EMAIL

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	W. John Cash, Accounting Branch Chief
Office of Manufacturing and Construction

Dear Sirs:

Re:	AFC Building Technologies Inc. (the "Company")
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed June 8, 2017
File No. 333-181259

We refer to your letter of December 19, 2017 with your comments on the Company's Form 10-K for the Fiscal Year Ended December 31, 2016 filed on June 8, 2017. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8. Financial Statements and Supplementary Date, page 13

Report of Independent Registration Public Accounting Firm, page F-1

1.

We note that your annual report does not include an audit opinion. Please amend your Form 10- K to include an audit report from a PCAON-registered independent public accounting firm. Refer to Rule 2.02 of Regulation S-X. We remind you that your amendment should include the entire "Item" that has been amended, as well as certifications that are currently dated and refer to the Form 10-K/A/

Response: The audit report has been filed with the amended Form 10-K. It was inadvertently omitted from the initial filing.

Item 9A. Controls and Procedures, page 14

2.	Please amend your document to provide the following items required under Item 9A of Form 10-K:

	º	disclosure of management's conclusion as to whether your internal controls over financial reporting was either effective or not effective; and

º

clarification of which framework, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control – Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

Refer to Item 308 of Regulation S-K

Response: The Item has been amended with the requested detail in the amended 10-K.

General

3.

We note that your Company is currently delinquent with respect to its reporting obligations under the Securities Exchange Act of 1934. In this regard, please file your quarterly reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017 as soon as possible.

Response: We confirm that the accounting for the outstanding quarterly reports has been completed and are currently in auditor review.

In submitting this response, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/Cindy Lee Kelly

Cindy Lee Kelly